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                                                                 EXHIBIT 15(a)




          PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT

       The mutual funds operating pursuant to this Plan (individually a "Fund" and, collectively, the "Funds") offer Class A Shares and Class B Shares as follows:

Distribution Fees

       Class B Shares bear the expenses of the ongoing distribution fees.

Transfer Agency Expenses

       Each Class shall bear any incremental transfer agency cost applicable to the particular Class.

Voting Rights

       Class B has exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

Dividends

       Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any distribution fee and any incremental transfer agency cost relates to a particular Class.

Conversion Features

       Holders of Class A and Class B Shares will have no conversion features.

Exchange Privileges

       Holders of Class A Shares and Class B Shares shall have such exchange privileges as set forth in each Fund's current prospectus and statement of additional information, and in the separate current prospectus and statement of additional information for the contracts that are funded by a Fund. Exchange privileges may vary among Classes and among holders of a Class.


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Other Rights and Obligations

       Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class.












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